Exhibit 4.1

[Translation]

Limitation of Liability Agreement

This Agreement is entered into by and between Pepper Food Service Co., Ltd. (the “Company”) and [Name], an External Director of Pepper Food Service Co., Ltd. (the “External Director”), under the following terms and conditions regarding the limitation of the External Director’s liability to the Company for damages pursuant to Article 31 of the Company’s Articles of Incorporation.

Article 1 (Maximum Liability Amount)

Following the execution of this Agreement, if the External Director causes the Company to incur any damages due to the failure to fulfill his duties as an External Director (including duties as an independent director) and if the duties were performed in good faith and without gross negligence, the External Director shall be liable to the Company for damages but only up to the minimum liability amount provided for in Article 425(1) of the Companies Act.

Article 2 (Notices)

1.

In a case where the External Director has liability that is limited under the preceding Article, if the External Director wishes to subsequently exercise or transfer stock options, the External Director shall notify the Company in advance and carry out the procedures required under the Companies Act.

2.

In a case where the External Director has liability that is limited under the preceding Article, if the External Director is in possession of a stock option certificate, the External Director shall deposit the stock option certificate without any delay.

Article 3 (Effectiveness of Re-election)

Upon the expiration of the External Director’s term of office as an External Director of the Company, if the External Director is re-elected as a director of the Company and assumes such position, this Agreement shall also apply to the acts performed after such assumption of position (including duties as an independent director) and the same shall also apply thereafter, except in a case where, following the re-election, the Company and the External Director execute a new agreement that limits the liability of the External Director.

Article 4 (Expiration of Agreement)

If the External Director becomes an executive director, executive officer, manager, or other employee of the Company or its subsidiary, this Agreement shall cease to be effective with prospective effect from that point on.

Article 5 (Disclosure of Agreement)

If it is necessary under the provisions of the Companies Act or other law or regulation, the Company may, after obtaining the approval of the External Director, disclose to third parties the existence and content of this Agreement and other matters provided for by law or regulation.

IN WITNESS WHEREOF, the Company and the External Director have executed this Agreement in duplicate by placing their names and seals hereon, and each party shall retain one copy.

[Date]

COMPANY:	Kunio Ichinose [seal]
President & Representative Director
Pepper Food Service Co., Ltd.
3-3-2 Azumabashi
Sumida-ku, Tokyo

EXTERNAL DIRECTOR:	[Name] [seal]
[Address]